Board of Management

Vedior

03 DEC 17 AM 7:21

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
www.vedior.com
HR. Amsterdam 33292225

03045219

Amsterdam, 5 December 2003

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior

Amsterdam, the Netherlands

Retirement of Member of the Board of Management

For release at 4.00 pm on 5 December 2003

Joseph Strong, Vice Chairman and Zone Manager for North America, and a member of Vedior's Board of Management, has decided to retire from his position effective from 31 December 2003.

Greg Netland will assume the role of Chief Executive Officer for Vedior North America reporting directly to the Chairman of Vedior NV. Greg has over 16 years experience with the company and most recently has been the Chief Operating Officer of Vedior North America and President of Global Managed Services.

There are no plans to replace Mr Strong on the Board of Management for the time being.

Tony Martin, Chairman of the Board of Management, said: *"Joe has been instrumental in guiding Vedior North America through its many years of growth and his dedication and commitment to the company are much appreciated. He leaves in place a strong management team that are well prepared to deal with the challenges and opportunities ahead."*

Notes to Editors:
With annual 2002 sales of € 6,154 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 31 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names.

Financial Agenda:

5 February 2004	Publication of annual results 2003
6 May 2004	Publication first quarter results
7 May 2004	Annual General Meeting of Shareholders 2004
29 July 2004	Publication half-yearly results
28 October 2004	Publication third quarter results
3 February 2005	Publication of annual results

For further information, please contact:
Tony Martin, *Chairman* +31 (0)20 573 5609
Zach Miles, *Vice Chairman*
Jelle Miedema, *Company Secretary*